^form 13G
AMMEND#
1
STOCK_NAME
Submicron Systems, Corp.
CLASS
Common
CUSIP
86431310
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
TYPE REPORTING
IA
STOCK_NAME
Submicron Systems Corp.
STOCK_ADDRESS
6330 Hedgewood Drive, #150, Allentown, PA  18106
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
86431310
BENEFICIALLY
0
PERCENT
0.0%
^page
SOLE
0
SHARED
0
SOLE_DISPOSE
0
SHARED_DISPOSE
0
CHECK
x
DATE
02/13/97
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page